Via Facsimile and U.S. Mail
Mail Stop 4720

November 6, 2009

Mr. John W. Hlywak, Jr.
Executive Vice President and Chief Financial Officer
IntegraMed America, Inc.
Two Manhattanville Road
Purchase, NY 10577

        Re: **IntegraMed America, Inc.**
        Item   **4.02 Form 8-K**
        Filed   **November 3, 2009**
        File No.   **000-20260**

Dear Mr. Hlywak:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please further explain your statement, "As a result we failed to recognize as revenue the portion of the non-refundable fee that related to the difference between the revenue recognized and the total non-refundable portion of the fees."

2.   Please tell us if you are planning to reconsider the adequacy of your previous assertions regarding disclosure controls and procedures, in accordance with Item 307 of Regulation S-K, specific to all of the applicable periods affected by your decision to restate, in light of the material errors and issues that you have described.

3. Elaborate on any internal control deficiencies that allowed the misapplication of certain accounting provisions to prevail over time and explain whether these amounted to a material weakness. Also explain how the errors continued over the years without being detected by your internal controls over financial reporting.

4. Please tell us whether you are planning to reassess and revise your conclusion related to the effectiveness of your internal control over financial reporting. Tell us whether your original disclosures are still appropriate or whether they will be modified or supplemented to include any other material information that is necessary for such disclosures not to be misleading in light of the restatement.

5. Please also provide us with an estimated time-frame as to when you intend to file the Form 10-K/A for the years ended December 31, 2006, 2007, and 2008.

*   *   *

   As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Christine L. Allen at (202) 551-3652.

Sincerely,

Christine L. Allen
Staff Accountant